Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.:001-09853

The following are representative screen shots of a website that is being maintained at https://www.corp-action.net/vmware in connection with EMC Corporation’s (“EMC”) and VMware’s offer to eligible VMware employees to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

EMC2 vmware

where information lives

Welcome to the Election Site for the EMC -VMware Exchange Program

Enter your Employee Identification Number (EIN) and the 9-digit Personal Identification Number (PIN) that you received via e-mail on July 9, 2007.

Do not enter spaces.

EIN: PIN:

(6 digits, with a leading 0)

If you did not receive an e-mail with your PIN # please call Mellon Investor Services at the number below.

Login

EMC -VMware Exchange Program Pricing Information

If you validly tender EMC Options and/or Restricted Stock for exchange, the number of VMware Options or shares of VMware Restricted Stock you will be entitled to receive and the exercise price of any VMware Options you will be entitled to receive will be determined by the Exchange Ratio. The following document provides more information on how the Exchange Ratio will be determined. The data in the document will be updated daily during the Offer, and hourly during the final two full trading days of the Offer.

Estimated Exchange Ratio Document as of July 6. 2007

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

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I Consent

Select this option if you agree to use this electronic website to receive and download all offer documentation and to make your elections electronically for the EMC- VMware Exchange Program. By selecting this option, you will still be able to print paper copies of all offer documents.

I Do Not Consent

Select this option if you do not consent to electronically receiving and downloading all offer documentation and to making your elections online. Upon selecting this option, you will be mailed printed copies of all offer documentation. Please note that it may take up to 5 business days to receive your offer documentation. If you choose to make elections by hand, you must then complete your election form(s), mail them back, and have them received by Mellon Investor Services before the expiration of this Exchange Program on Monday, August 6, 2007 at 11:00 AM PT (unless the offer is extended).

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

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EMC—VMware Exchange Program Documents List

Click on the links below to view details on the EMC -VMware Exchange Program and then press the “Make / Edit Your Elections” button below when ready to proceed. We urge you to read carefully the Offer to Exchange, because it contains important information about the Offer. If you are unable to read or print any of the documents below, please contact Mellon Investor Services at the number below.

• Prospectus—Offer to Exchange

• Letter of Transmittal

• Notice of Withdrawal

EMC -VMware Exchange Program Pricing Information

If you validly tender EMC Options and/or Restricted Stock for exchange, the number of VMware Options or shares of VMware Restricted Stock you will be entitled to receive and the exercise price of any VMware Options you will be entitled to receive will be determined by the Exchange Ratio. The following document provides more information on how the Exchange Ratio will be determined. The data in the document will be updated daily during the Offer, and hourly during the final two full trading days of the Offer.

Estimated Exchange Ratio Document as of July 6. 2007

Make / Edit Your Elections

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-80-672 (From outside the U.S.)

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CURRENT ELECTIONS

Return to Documents List

Hello, Test. Here is the information we have on record for you:

[Name] [Address] [City, State ZIP] [Country]

To make or change your elections, for each of your eligible grants listed below that you wish to exchange, select the “Exchange” checkbox below for that grant. If you do not select the “Exchange” checkbox for any of your grants, those grants will be treated as “Do Not Exchange” and will not be exchanged.

The number of eligible options and eligible restricted stock below are provided solely for your convenience and based on information that we have on record for you as of 6/27/07. We urge you to check for current data on your options and restricted stock by reviewing your UBS account at http://www. ubs. com/onesource/emc. If you choose to exchange options or restricted stock pursuant to a particular grant, you will be exchanging all eligible options or restricted stock pursuant to such grant as of the expiration of the offer.

Options Select the

Option

Grant Grant Options Grant Outstanding and Vested Unvested “Exchange” checkbox for

Number Date Granted Price Available for Options Options each grant

Exchange as you wish to

of 6/27/07 exchange

Exchange

Exchange

Restricted Stock Grant Number Restricted Stock Grant Date Restricted Stock Granted Restricted Stock Outstanding and Available for Exchange as of 6/27/107 Select the “Exchange” checkbox for each grant you wish to exchange

Exchange

Exchange

Restricted Stock Grant Type:

LTIP 1: Grants made between 5/17/2005 and 3/6/2006 LTIP 2: Grants made between 6/6/2006 and 10/26/2006 LTIP 3: Grants made between 12/6/2006 and 1/30/2007

To save your elections, please read and accept the Terms and Conditions below and press the “Submit” button.

Terms and Conditions

I have read the Prospectus—Offer to Exchange dated July 9, 2007 (as amended or supplemented from time to time, the “Prospectus—Offer to Exchange”) relating to the offer

I Have Read and Accept the Terms and Conditions

Submit

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

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ELECTION CONFIRMATION

Please print this page for your records.

Return to Documents List

[Name] [Address] [City, State ZIP] [Country] [email]

The number of eligible options and eligible restricted stock below are provided solely for your convenience and based on information that we have on record for you as of 6/27/07.

Your current elections are reflected in the tables below:

Options

Outstanding

Option Grant Number Grant Date Options Granted Grant Price and Available for Vested Options Unvested Options Current Election Selected

Exchange

as of 6/27/07

Restricted Stock Grant Number Restricted Stock Grant Date Restricted Stock Granted Restricted Stock Outstanding and Available for Exchange as of 6/27/07 Current Election Selected

Each of your eligible grants listed above will only be exchanged if “Exchange” is indicated in the rightmost column for that grant.

To change any of your elections, press the “Edit Your Elections” button below. You can also log back into this website to make changes any time before the EMC—VMware Exchange Program expires at 11:00 AM PT on Monday, August 6, 2007 (unless the offer is extended).

Edit Your Elections

Log Out

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

EMC2 vmware

where information lives

You have logged out of the Election Site for the EMC—VMware Exchange Program. Click here to login again.

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

EMC2 vmware

where information lives

Logout

Welcome back, Test.

You have already provided your consent to use this electronic website. Press “Continue” to re-enter the website.

Continue

Click here to change your consent.

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

EMC2 vmware

where information lives

Thank you. You should expect to receive your printed copies of all offer documentation mailed to your home address of record within 5 business days:

[Name]

[Address]

[City, State ZIP]

[Country]

If you choose to make elections by hand, you must then complete your election form(s), mail them back, and have them received by Mellon Investor Services before the expiration of this Exchange Program on Monday, August 6,2007 at 11:00 AM PT (unless the offer is extended). If you subsequently decide that you want to use the website to make your elections electronically before the expiration of this Exchange Program, you can simply login to the website again and provide your consent as specified on the prior page. Please note that if you have previously made an election in the website, it will be processed unless you explicitly withdraw or amend it.

If you do not receive your printed materials within 5 business days, if there are issues with your home address of record, or if you have any other questions, please contact Mellon Investor Services at the number provided below.

Log Out

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-800-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

EMC2 vmware

where information lives

Logout

Welcome back, Test.

You have not consented to using this electronic website. If you wish to use this website, click hereto change your consent.

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)

I have read the Prospectus - Offer to Exchange dated July 9, 2007 (as amended or supplemented from time to time, the “Prospectus - Offer to Exchange”) relating to the offer being made by EMC Corporation (“EMC”) and VMware, Inc. (“VMware”) to eligible VMware employees to tender their outstanding stock options (“EMC Options”) to purchase shares of EMC’s common stock, par value $0.01 per share (the “EMC Stock”), granted under the EMC Plans (as defined in the Prospectus - Offer to Exchange) for options (“VMware Options”) to purchase VMware Class A common stock, par value $0.01 per share (the “VMware Stock”), as determined on an award-by-award basis, and to exchange all of such employees’ restricted EMC Stock (“EMC Restricted Stock”) granted under the EMC Plans for restricted VMware Stock (“VMware Restricted Stock”), as determined on an award-by-award basis (such offer, upon the terms and conditions set forth in the Prospectus - Offer to Exchange and this Letter of Transmittal, being referred as the “Offer”).

o hold at least one eligible option or share of restricted stock on July 9, 2007 and through the Grant Date.

I understand that I may only tender for exchange in the Offer options or shares of restricted stock that were granted to me under an EMC Plan and are still outstanding as of the Grant Date. If I tender any of my eligible options or shares of restricted stock, I must tender all options under the applicable option grant or all shares of restricted stock under the applicable restricted stock grant, respectively. This means that I may not tender for exchange only a portion of an outstanding option or restricted stock grant. However, if I have previously partially exercised an eligible option grant, I may still tender for exchange the remaining unexercised portion of such eligible option grant. I understand that if I have more than one outstanding eligible option or restricted stock grant, I may tender for exchange all of the options or restricted stock under a grant and choose not to tender any options or restricted stock subject to a different grant.

o For each EMC Option I exchange, I will be entitled to receive a VMware Option to purchase a number of shares of VMware Stock equal to the number of shares underlying the EMC Option that I exchange multiplied by a fraction, the numerator of which will be the VWAP and the denominator of which will be the IPO Price (the “Exchange Ratio”).

o For each EMC Option I exchange, the per share exercise price of each VMware Option I will be entitled to receive will be the exercise price of such EMC Option divided by the Exchange Ratio with the result rounded up to the nearest whole cent. The calculation of the per share exercise price of the VMware Options I will receive will be done on an award-by-award basis, such that if I exchange EMC Options with different per share exercise prices, the per share exercise prices of the VMware Options that I will be entitled to receive will also be different from each other.

o For each share of EMC Restricted Stock I exchange, I will be entitled to receive VMware Restricted Stock equal to the number of shares of EMC Restricted Stock that I exchange multiplied by the Exchange Ratio.

I understand that VMware Option awards and awards of VMware Restricted Stock made pursuant to the Offer will be rounded down to the nearest whole share on an award-by-award basis and I will not receive in the exchange VMware Options, VMware Restricted stock or any other consideration for fractional shares. I understand that, while VMware Options and VMware Restricted Stock granted in exchange for EMC Options and EMC Restricted Stock granted under the EMC Plans will be granted under VMware’s 2007 Equity and Incentive Plan (“2007 Equity and Incentive Plan”), as permitted by the 2007 Equity and Incentive Plan, the VMware Options and VMware Restricted Stock will be granted with the same terms and conditions as set forth in the EMC Plans under which the original awards were granted, except as described below.

I understand that, upon the terms and subject to the conditions of the Offer, VMware Options and VMware Restricted Stock will be granted on or promptly following the date the EMC Options and EMC Restricted Stock I tender for exchange are accepted and cancelled (the date and time of such grant of replacement options and restricted stock being referred to as the “Grant Date”).

I understand that, as described in the Prospectus - Offer to Exchange, (1) vested EMC Options I properly tender in this Offer and do not withdrawal will be exchanged for unvested VMware Options subject to a new vesting period applicable to the entire award, commencing on the Grant Date, which provides for, subject to continued employment, monthly vesting in equal amounts over a period equal to the shorter of twelve months or 90 days prior to the scheduled expiration of the tendered EMC Options (but if such 90th day would be prior to the date of grant, then the VMware option granted would vest on the date of grant), (2) VMware Options I receive in the exchange will not be “incentive stock options,” notwithstanding whether the EMC Option I tendered was an “incentive stock option,” (3) VMware Options and VMware Restricted Stock I receive in the exchange will not be subject to accelerated vesting on a “change in control,” and (4) certain EMC Restricted Stock I may be eligible to tender in this Offer will be exchanged for VMware Restricted Stock that will be subject to different acceleration provisions related to VMware achieving certain performance benchmarks than those applicable to the original EMC Restricted Stock award. I understand that, except as described above, the VMware Options and VMware Restricted Stock I receive in the exchange will continue to be subject to the terms of the original EMC option or restricted stock agreement under which they were granted except that, unless the context may otherwise require, references to “EMC” in the applicable award agreement shall instead be deemed to be references to “VMware.”

I understand that, as described in the Prospectus - Offer to Exchange, VMware has agreed with the underwriters of the initial public offering of VMware Stock (the “IPO”) to require eligible employees, as a condition to participating in the Offer, to agree to certain “lock-up” restrictions. Accordingly, I hereby agree, as a condition to my participation in the Offer, that I will not, without the prior written consent of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. (together, the “Representatives”), offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by me or any of my affiliates, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission or the establishment or increase of a put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to, any shares of common stock of the VMware or any securities convertible into, or exercisable or exchangeable for such common stock, or publicly announce an intention to effect any such transaction, for a period of 180 days from the date the SEC declares the registration statement for the IPO effective (the “lock-up period”).

Notwithstanding the lock-up restrictions in the preceding paragraph, I understand that I may transfer my VMware Options or VMware Stock (i) as a bona fide gift or gifts, provided that each donee thereof agrees to be bound in writing by the lock-up restrictions set forth herein, (ii) as donations to charitable organizations, provided that each recipient agrees to be bound in writing by the lock-up restrictions set forth herein, (iii) by will or the laws of descent and distribution, (iv) to any trust for the direct or indirect benefit of me or my immediate family, provided that the trustee of the trust agrees to be bound in writing by the lock-up restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of the Representatives. For these purposes, I understand and agree that “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, nothing herein shall preclude the sale of shares to VMware, including sales to satisfy taxes payable in connection with the vesting of previously awarded VMware shares that constitute restricted stock.

I understand and agree that if (i) VMware issues an earnings release or material news, or a material event relating to VMware occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, VMware announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period shall be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension.

I also understand that all VMware Options and VMware Restricted Stock I receive in the exchange and my vesting and exercise rights, as applicable, will be contingent on my continued employment with VMware through the applicable vesting dates and subject to the provisions of VMware’s 2007 Equity and Incentive Plan and my applicable option or restricted stock agreement.

I recognize that, under certain circumstances set forth in the Prospectus - Offer to Exchange, VMware may terminate or amend the Offer, or postpone its acceptance and cancellation of any options tendered for exchange. In any such event, I understand that the options tendered for exchange but not accepted will remain in effect without change.

Effective as of the Grant Date, I hereby give up my entire right, title and interest in and to the VMware Options and VMware Restricted Stock which I have tendered pursuant to this Letter of Transmittal and which are accepted by VMware for exchange and cancellation, pursuant to the Offer. I understand, acknowledge and agree that all of such options and shares of restricted stock so specified to be tendered which are accepted by VMware for exchange and cancellation pursuant to the Offer, and any notices, agreements, certificates or other documentation evidencing such options and restricted stock, will automatically become null and void as of the Grant Date. I acknowledge that this tender for exchange is entirely voluntary and that I may withdraw my acceptance of the Offer using the Notice of Withdrawal that has been provided to me at any time until 11 a.m., Pacific Time, on August 6, 2007, the currently scheduled expiration date for the Offer, or such later expiration date for the Offer if VMware extends the Offer (such expiration date, as it may be so extended, the “Expiration Date”). I also acknowledge that, subject to the terms and conditions of the Offer, this election will be irrevocable from and after the Expiration Date.

I understand that in the event of any conflict between the terms of the Prospectus - Offer to Exchange and these terms and conditions, the terms of the Prospectus - Offer will control.

Upon the terms and subject to the conditions of the Offer, I hereby tender for exchange and cancellation the eligible options and restricted stock specified (by checking the box “Exchange” next to each option or restricted stock award to be tendered) in the table above. I represent that I have the full power and authority to tender such options and shares of restricted stock so specified for exchange and cancellation.

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You have entered an invalid EIN or PIN multiple times. For assistance, please contact the Mellon Investor Services Call Center at the number below during its hours of operation.

The EMC—VMware Exchange Program expires at 11:00 AM PT on August 6, 2007

(unless the offer is extended). If you have questions, contact the Mellon Call Center,

Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.) 201-680-6672 (From outside the U.S.)